SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Rule 13d - 101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                            THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 1

                               TRC Companies, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    872625108
                                 --------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                 March 28, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.


                              (Page 1 of 4 pages)

CUSIP No. 872625108                   13D/A
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,925,131
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,925,131
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,925,131
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.485%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 4 pages)

      This Amendment No. 1 to Schedule 13D (this "Amendment") amends the
Schedule 13D filed on March 6, 2006 by The Clark Estates, Inc., a new York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020 (the "Reporting Person"), that relates to shares of common stock of TRC Companies, Inc., a Delaware corporation with its principal executive offices at 21 Griffin Road North, Windsor, Connecticut 06095 (the "Issuer").

      Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The 1,925,131 shares of Common Stock beneficially owned by the Reporting Person, which are held of record by Federal Partners, constitute approximately 11.485% of the outstanding shares of the Common Stock. Stephen Duff, an executive officer of the Reporting Person and a director of the Issuer, owns 400 shares of Common Stock and an option to acquire 10,000 shares of Common Stock, as to which options to acquire 3,333 shares are vested. Kevin Moore, an executive officer and director of the Reporting Person, owns 1,000 shares of Common Stock. Such 1,400 shares and vested options together constitute approximately .07% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of these shares.

      (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the Shares.

      (c) Effective as of March 6, 2006, Federal Partners purchased from the Issuer in a private placement transaction 1,081,081 shares of Common Stock for an aggregate purchase price of $10,000,000 ($9.25 per share). On March 6, 2006, Stephen Duff's stock options for 3,333 shares of Common Stock vested. Except as described above, neither the Reporting Person, nor to the best knowledge of the Reporting Person any of its directors or executive officers, has effected any other transactions with respect to the Common Stock during the past 60 days.

      (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.


                              (Page 3 of 4 pages)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 28, 2006                                  THE CLARK ESTATES, INC.


                                                      By: /s/ KEVIN S. MOORE
                                                          ----------------------
                                                          Name:  Kevin S. Moore
                                                          Title: President


                              (Page 4 of 4 pages)